FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 14

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

André Boisclair

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz	Bernard Turgeon
Sullivan & Cromwell LLP	Ministère des Finances et de l’Économie du Québec
125 Broad Street	12 rue Saint-Louis
New York, N.Y. 10004-2498	Québec, Québec G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2012 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1)  Terms Agreement, dated February 6, 2013 among Québec and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank AG, London Branch, HSBC Securities (USA) Inc. and RBC Capital Markets, LLC, acting severally for themselves and the several underwriters named therein, with the Québec Underwriting Agreement Standard Provisions (Debt Securities), dated February 6, 2013, attached thereto;

(4.1)                       Fiscal Agency Agreement, dated as of  February 13, 2013, among Québec, Deutsche Bank Trust Company Americas, as fiscal agent, registrar, principal paying agent and transfer agent and Deutsche Bank AG, London Branch, as London paying agent and London transfer agent, with form of Global Note attached thereto;

(5.1)                       Opinion and consent of Miller Thomson LLP, Québec and Canadian Counsel to Québec;

(5.2)                       Consent of Norton Rose Canada LLP, Canadian Counsel to the Underwriters;

(5.3)                       Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and

(99.17)        Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charge thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment no. 14 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ Bernard Turgeon
Name:	Bernard Turgeon
Title:	Associate Deputy Minister

Date: February 14, 2013